UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended	December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from ____________________ to ____________________

Commission file number:	001-35279

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Asheville Savings Bank Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ASB Bancorp, Inc.
(Exact name of registrant as specified in its charter)

11 Church Street, Asheville, NC	28801
(Address of principle executive offices)	(Zip code)

REQUIRED INFORMATION

4. Financial Statements and Supplemental Schedule for the Plan

The Asheville Savings Bank Retirement Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and a supplemental schedule prepared in accordance with the financial reporting requirements of ERISA.

Asheville Savings Bank
Retirement Savings Plan

Financial Statements as of December 31, 2014 and 2013,
and for the year ended December 31, 2014,
Supplemental Schedule as of December 31, 2014, and
Report of Independent Registered Public Accounting Firm

Asheville Savings Bank Retirement Savings Plan

		Page

	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

	FINANCIAL STATEMENTS:

	Statements of Net Assets Available for Benefits
	As of December 31, 2014 and 2013	2

	Statement of Changes in Net Assets Available for Benefits
	For the Year Ended December 31, 2014	3

	Notes to Financial Statements
	As of December 31, 2014 and 2013 and
	For the Year Ended December 31, 2014	4

	SUPPLEMENTAL SCHEDULE
	Form 5500, Schedule H, Part IV, Line 4i –
	Schedule of Assets (Held at End of Year)
	As of December 31, 2014	11

NOTE:	All other schedules required by Section 2520.130-10 of the
	Department of Labor’s Rules and Regulations for Reporting and
	Disclosure under the Employee Retirement Income Security Act of
	1974 have been omitted because they are not applicable.

	SIGNATURES	12

	INDEX OF EXHIBITS	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Compensation Committee of
Asheville Savings Bank, S.S.B.
Asheville, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Asheville Savings Bank Retirement Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman LLP

Charlotte, North Carolina
June 19, 2015

Asheville Savings Bank Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2014 and 2013

	2014	2013

Investments at fair value (See Notes 3 and 4)	$6,363,860	$6,398,235

Receivables:
Employer contributions	5,341	5,758
Participant contributions	8,874	12,117
Notes receivable from participants	205,646	196,087
Total receivables	219,861	213,962

Net assets available for benefits	$6,583,721	$6,612,197

The accompanying notes are an integral part of these financial statements.

Asheville Savings Bank Retirement Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2014

Reductions to net assets attributed to:

Investment income:
Net appreciation in fair value of investments	$363,607
Interest and dividends	200,216
Total investment income	563,823

Interest income on notes receivable from participants	7,425

Contributions:
Employer	216,954
Participant	365,309
Rollovers	8,315
Total contributions	590,578

Net additions	1,161,826

Deductions to net assets attributed to:

Benefits paid to participants	1,161,337
Administrative expenses	28,965
Total deductions	1,190,302

Decrease in net assets	(28,476)

Net assets available for benefits:
Beginning of year	6,612,197

End of year	$6,583,721

The accompanying notes are an integral part of these financial statements.

Asheville Savings Bank Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and
For the Year Ended December 31, 2014

1. Description of Plan

The following description of the Asheville Savings Bank Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering eligible employees of Asheville Savings Bank, S.S.B. (the “Company”) who have one year and 1,000 hours of service. The Compensation Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. Pentegra Trust Company (“Pentegra”) serves as the trustee for the Plan. Reliance Trust Company (“Reliance”) serves as the custodian for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions – Each year, participants may contribute up to 60% of their pretax annual compensation, as defined in the Plan document and subject to certain Internal Revenue Code (“IRC”) limitations. Participants who have attained age 50 before the plan year end are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 100% of the first 3%, plus 50% of the next 2% of base compensation that a participant contributes to the Plan. Contributions are subject to certain limitations.

Investment Options – Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers various mutual funds, a fund that invests in the common stock of ASB Bancorp, Inc., the Company’s parent company, and a fund that invests in time deposits issued by the Company as investment options for participants.

Participant Accounts – Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and plan earnings, and charged with benefit payments and allocations of administrative expenses and plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are immediately vested in their voluntary contributions and their portion of the Company’s matching contributions plus actual earnings thereon.

Notes Receivable From Participants – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates as determined by the plan administrator. At December 31, 2014, outstanding loans contained interest rates from 4.25% to 6%. Principal and interest is paid ratably through payroll deductions.

Asheville Savings Bank Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and
For the Year Ended December 31, 2014

Payment of Benefits – On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount or various installment options as provided by the Plan. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Amounts contributed on a before-tax basis may be withdrawn only upon demonstration of financial hardship, disability, or after the participant reaches the age of 59.5 years.

2. Summary of Significant Accounting Policies

Basis of Accounting – The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition – Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income from notes receivable from participants is recorded when received. Other interest income is recorded on the accrual basis. Dividends are recorded on the ex- dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits – Benefits are recorded upon distribution.

Administrative Expenses – The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the plan document. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan.

Asheville Savings Bank Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and
For the Year Ended December 31, 2014

Subsequent Events – The Company has evaluated subsequent events through June 19, 2015. The Company has determined there were no material events that would require adjustment to or disclosure in the Plan’s financial statements.

3. Investments

The following table presents investments that represent 5% or more of the Plan’s net assets available for benefits as of the dates indicated:

	Balance as of December 31,
	2014	2013

ASB Bancorp Stock Fund	$1,213,084	$977,940
T. Rowe Price Growth Stock Fund	964,807	1,022,388
T. Rowe Price Retirement 2020 Fund	714,179	803,556
Federated Treasury Obligations Fund (I)	*	344,259
Asheville Savings Bank Time Deposit Fund	686,422	651,710
T. Rowe Price Retirement 2030 Fund	*	436,379
____________________________
* Investment was less than 5% of the Plan’s net assets available for benefits.

During the year ended December 31, 2014, the Plan’s investments in mutual funds (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $363,607, including $6,320 in the Asheville Savings Bank Time Deposit Fund.

4. Fair Value Measurements

Fair value as defined under GAAP is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

●	Level 1: Observable inputs such as quoted prices in active markets.
●	Level 2: Inputs other than quoted prices in active markets that are either directly or indirectly observable.
●	Level 3: Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Asheville Savings Bank Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and
For the Year Ended December 31, 2014

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

When quoted prices are available in active markets for identical instruments, investment securities are classified within Level 1 of the fair value hierarchy. Level 1 investments include the mutual funds.

The Asheville Savings Bank Time Deposit Fund and the ASB Bancorp Stock Fund are classified within Level 2 of the fair value hierarchy. The funds are valued at the net asset value "NAV" of units in the funds. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the funds less their liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. In certain circumstances, such as mass withdrawals or excessive trading, the plan administrator reserves the right to temporarily delay withdrawal from the funds in order to ensure that securities liquidations will be carried out in a orderly manner. As of December 31, 2014 and 2013 there were no unfunded commitments for the funds.

Asheville Savings Bank Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and
For the Year Ended December 31, 2014

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013.

	Assets at Fair Value
	Quoted Prices In	Significant	Significant
	Active Markets	Other Observable	Unobservable
	For Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Fair Value
December 31, 2014

Assets:
Equity mutual funds:
International growth fund	$90,621	$-	$-	$90,621
Large cap value fund	65,851	-	-	65,851
U.S. small cap core fund	64,988	-	-	64,988
Growth fund	964,807	-	-	964,807
Equity income fund	131,978	-	-	131,978
Real estate fund	100,011	-	-	100,011
Index funds	514,533	-	-	514,533
Target date retirement funds	2,064,914	-	-	2,064,914
Retirement income fund	4,067	-	-	4,067
Fixed income mutual fund	462,584	-	-	462,584
ASB Bancorp Stock Fund	-	1,213,084	-	1,213,084
Asheville Savings Bank
Time Deposit Fund	-	686,422	-	686,422

Total assets at fair value	$4,464,354	$1,899,506	$-	$6,363,860

Asheville Savings Bank Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and
For the Year Ended December 31, 2014

	Assets at Fair Value
	Quoted Prices In	Significant	Significant
	Active Markets	Other Observable	Unobservable
	For Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Fair Value

December 31, 2013

Assets:
Equity mutual funds:
International growth fund	$103,953	$-	$-	$103,953
Large cap value fund	51,268	-	-	51,268
U.S. small cap core fund	56,259	-	-	56,259
Growth fund	1,022,388	-	-	1,022,388
Total return fund	195,743	-	-	195,743
Equity income funds	122,656	-	-	122,656
Real estate fund	75,571	-	-	75,571
Index funds	580,949	-	-	580,949
Target date retirement funds	2,203,304	-	-	2,203,304
Retirement income fund	12,235	-	-	12,235
Fixed income mutual fund	344,259	-	-	344,259
ASB Bancorp Stock Fund	-	977,940	-	977,940
Asheville Savings Bank
Time Deposit Fund	-	651,710	-	651,710

Total assets at fair value	$4,768,585	$1,629,650	$-	$6,398,235

5. Exempt Party-In-Interest Transactions

Pentegra served as the trustee and Reliance served as the custodian of the Plan during the plan year ended December 31, 2014. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Fees paid to Pentegra or Reliance by the Plan for administrative services were $28,965 for the year ended December 31, 2014.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Asheville Savings Bank Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2014 and 2013 and
For the Year Ended December 31, 2014

7. Tax Status

The Internal Revenue Service (the “IRS”) has determined and informed Pentegra by a letter dated September 30, 2008 that the prototype plan document was designed in accordance with applicable sections of the IRC. The Plan relies upon the prototype plan document to serve as the basis for its tax status and, therefore, has not requested a separate determination letter from the IRS. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and December 31, 2013, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Asheville Savings Bank Retirement Savings Plan

SUPPLEMENTAL SCHEDULE
Form 5500, Schedule H, Part IV, Line 4i –
Schedule of Assets (Held at End of Year)
As of December 31, 2014

EIN: 56-0125550
Plan No. 002

		(c) Description of Investment
	(b) Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		(e) Current
(a)	Similar Party	Par or Maturity Value	(d) Cost	Value

	Mutual Funds:
	American Funds	EuroPacific Growth Fund (R6)	**	$90,621
	American Beacon	Large Cap Value Fund I	**	65,851
	Dimensional Fund Advisors	U.S. Small Cap Core Fund	**	64,988
	T. Rowe Price	Growth Stock Fund	**	964,807
	Dodge & Cox Income	Mutual Fund Inv	**	160,679
	T. Rowe Price	Equity Income Fund	**	131,978
	T. Rowe Price	Retirement 2010 Fund	**	131,799
	T. Rowe Price	Retirement 2015 Fund	**	100,816
	T. Rowe Price	Retirement 2020 Fund	**	714,179
	T. Rowe Price	Retirement 2025 Fund	**	223,148
	T. Rowe Price	Retirement 2030 Fund	**	325,657
	T. Rowe Price	Retirement 2035 Fund	**	205,893
	T. Rowe Price	Retirement 2040 Fund	**	15,681
	T. Rowe Price	Retirement 2045 Fund	**	141,807
	T. Rowe Price	Retirement 2050 Fund	**	181,806
	T. Rowe Price	Retirement 2055 Fund	**	24,128
	T. Rowe Price	Retirement Income Fund	**	4,067
	T. Rowe Price	Real Estate Fund	**	100,011
	Federated Treasury	Short Term Obligation Fund (I)	**	301,905
	Vanguard	500 Index Fund	**	191,558
	Vanguard	Mid-Cap Index Fund	**	322,975

*	ASB Bancorp Stock Fund	Employer/sponsor common stock	**	1,213,084
*	Asheville Savings Bank
	Time Deposit Fund	Employer certificates of deposit	**	686,422
*	Participant Loans ***	Maturity dates of 1 to 10 years	**	205,646
		Interest rates of 4.25% to 6.00%
				$6,569,506
____________________________
*	Permitted party-in-interest.
**	Cost information omitted for participant-directed investments.
***	The accompanying financial statements classify participant loans as notes receivable from participants.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Asheville Savings Bank Retirement Savings Plan

June 19, 2015	By:	Asheville Savings Bank, Plan Administrator

	By:	/s/ Jonna G. Bradham
Jonna G. Bradham
Senior Vice President

Asheville Savings Bank Retirement Savings Plan

INDEX OF EXHIBITS

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm